FOR IMMEDIATE RELEASE

              RATOS CLOSES SUCCESSFUL TENDER OFFER FOR FARR COMPANY
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STOCKHOLM, MAY 2, 2000 -- Forvaltnings AB Ratos, a publicly traded Swedish private equity company, announced today the expiration of the $17.45 cash tender offer for all of the outstanding shares of common stock of Farr Company (NASDAQ:
FARC) launched on April 4, 2000, by its wholly owned subsidiary, Ratos Acquisition Corp. The tender offer expired yesterday, May 1, 2000, at 12:00 midnight.

         In excess of 6.9 million shares were tendered into the offer and not withdrawn prior to its expiration, representing approximately 95.6% of the outstanding shares of Farr common stock. Such tendered shares include approximately 0.2 million shares (approximately 2.7% of Farr's common stock) tendered pursuant to Notices of Guaranteed Delivery. Ratos Acquisition Corp. has accepted all shares properly tendered for prompt payment.

         As soon as practicable, Ratos Acquisition Corp. intends to merge itself with and into Farr, with Farr surviving as a wholly owned subsidiary of Forvaltnings AB Ratos. Each share of Farr common stock not acquired pursuant to the tender offer will be converted in the merger into the right to receive $17.45 in cash, without interest. Following the merger, Forvaltnings AB Ratos intends to cause (i) the shares of Farr common stock to be delisted from the Nasdaq National Market and (ii) the registration of the shares of Farr common stock under the Securities Exchange Act of 1934, as amended, to be terminated.

         This news release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Information regarding the merger is set forth in an offer to purchase filed with the Securities and Exchange Commission and mailed to Farr's shareholders on April 4, 2000. Such document may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain a copy of this document free of charge from Georgeson Shareholder Communications Inc., the information agent for the offer, by calling toll-free
(800) 223-2064.

         FORVALTNINGS AB RATOS, one of Sweden's oldest and largest private equity companies, is listed on the Stockholm Stock Exchange. Ratos' business concept is to maximize shareholder value through the professional and responsible management of its investments, including an active involvement in the governance of its portfolio companies. The net asset value of Ratos' investments exceeds SEK 10bn. The company's current holdings include: Scandic Hotels, Telelogic, Dahl, Superfos, Capona, Esselte, DataVis, Telia Overseas and ACE.

Further Information:

Forvaltnings AB Ratos
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Internet:  http://www.ratos.se
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Arne Karlsson, President and C.E.O.
+46-8-700-17-00

Bo Jungner, Senior Investment Manager
+46-8-700-17-85